19
3/18

SO 3/9/04

04004519

SECURITIE[illegible] [illegible]SION
W[illegible], D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2004 WASH. D.C. SEC MAIL PROCESSING 153

SEC FILE NUMBER
8- 00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Wisconsin Avenue, Suite 2000
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Vredenbregt, Sr. VP, CFO, Treasurer, Controller (414) 978-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[illegible]

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP, CFO, Treasurer, Controller

Title

Notary Public N. D. Zuelsdorf

My commission expires September 16, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2003

(with Independent Auditors' Report Thereon)

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

Board of Directors
B. C. Ziegler and Company:

We have audited the accompanying statement of financial condition of B. C. Ziegler and Company (the Company), a wholly owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of B. C. Ziegler and Company as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2004

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003
(in thousands except share amounts)

ASSETS	
Cash and cash equivalents	$18,090
Securities owned	17,857
Receivables, net of allowance of $45	3,883
Notes receivable, net of allowance of $125	1,522
Property and equipment, net	5,680
Deferred income taxes	1,501
Income taxes receivable	342
Other assets	4,463
Total assets	$53,338
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to broker-dealers	$ 6,404
Accounts payable	1,699
Accrued compensation	11,513
Other liabilities and deferred items	2,459
Total liabilities	22,075
Commitments	-
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	14,998
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	31,263
Total liabilities and stockholder's equity	$53,338

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003
(in thousands)

REVENUES:	
Investment banking	$28,394
Commission income	14,908
Investment management and advisory fees	12,075
Net trading profits	7,767
Interest and dividends	1,472
Other income	1,746
Total revenues	66,362
EXPENSES:	
Employee compensation and benefits	42,928
Communications and data processing	5,772
Promotional	4,695
Occupancy	4,212
Brokerage commissions and clearing fees	2,819
Investment manager and related fees	2,012
Professional and regulatory	1,295
Interest	248
Other expenses	1,321
Total expenses	65,302
INCOME BEFORE PROVISION FOR INCOME TAXES	1,060
PROVISION FOR INCOME TAXES	223
NET INCOME	$ 837

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2002	$1,552	$14,908	$14,161	$(195)	$30,426
Net income	-	-	837	-	837
BALANCE, December 31, 2003	$1,552	$14,908	$14,998	$(195)	$31,263

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 837
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,564
Provision for losses	225
Gain on sale of equipment	(8)
Deferred income taxes	786
Change in assets and liabilities:	
Decrease (increase) in -	
Securities owned	36,031
Receivables	187
Income taxes receivable	(1,218)
Other assets	(20)
Increase (decrease) in -	
Payable to broker-dealers	(21,282)
Accounts payable	(251)
Accrued compensation	945
Other liabilities and deferred items	(268)
Net cash provided by operating activities	17,528
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of equipment	31
Payments received on notes receivable	464
Payments for issuance of notes receivable	(735)
Payments for capital expenditures	(1,916)
Net cash used in investing activities	(2,156)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short-term bank borrowing	17,100
Repayments of short-term bank borrowing	(17,100)
Net cash provided by financing activities	-
INCREASE IN CASH AND CASH EQUIVALENTS	15,372
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,718
CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,090
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 273
Income taxes refunded during the year	$ 22

See accompanying notes to financial statements.

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company's primary businesses include the underwriting and sale of municipal and corporate debt securities for hospitals, continuing care retirement facilities, other health and long-term care providers, churches and independent schools as well as financial advisory, investment advisory, asset management, retail brokerage, investment trading and related financial services. These services are provided to institutions, businesses and retail customers throughout the United States.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of expenses, arising from debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and financial advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $364 at December 31, 2003 and are included in receivables.

Commission Income and Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities on behalf of its customers and earning commissions on the transactions. Commission income and related expenses are recorded on a settlement date basis which is not materially different from trade date. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the value of the assets in the accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized over the period in which services are performed.

Investment advisory and performance reporting services provided to independent financial advisors and institutions have specific expenses associated with those services. Those expenses include fees paid to the investment managers, outside independent financial advisors servicing the client, and custodial fees and clearing expenses specifically related to the accounts. The expenses associated with those payments are included in investment manager and related fees.

Securities Transactions-

Securities transactions are recorded on a settlement date basis, with related revenues and expenses recorded on a trade date basis. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Securities owned are valued at market value or, in the event there is no readily identifiable market value, fair value as determined by management using market values of similarly traded securities and other relevant factors.

Income Taxes-

The Company is included in a consolidated Federal income tax return filed by its Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their respective contributions to consolidated taxable income.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Buildings are depreciated over 20 to 40 years. Furniture, fixtures, and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangible Assets-

Goodwill which represents the excess of purchase price over fair value of net assets acquired and other intangible assets total $2,565 as of December 31, 2003. The amounts are included in Other Assets in the Statement of Financial Condition. Both the goodwill and other intangible assets have indefinite useful lives and are not amortized.

The Company periodically evaluates the carrying amount of its goodwill and other intangible assets, considering such factors as historical profitability and projected future cash flows to determine whether the value of the assets is impaired. During 2003 there was no impairment.

Derivative Financial Instruments-

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, derivatives are recognized at fair value in the Statement of Financial Condition.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation Number 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"). Interpretation No. 46 clarified the application of Accounting Research Bulletin Number 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Qualifying special purpose entities as defined by FASB Statement Number 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are excluded from the scope of Interpretation No. 46. Interpretation No. 46 applied immediately to all variable interest entities created after January 31, 2003 and was originally effective for fiscal periods beginning after July 1, 2003 for existing variable interest entities. In October 2003, the FASB postponed the effective date of Interpretation No. 46 to December 31, 2003.

In December 2003, a revised version of Interpretation 46 ("Revised Interpretation No. 46") was issued by the FASB. The revisions clarify some requirements, ease some implementation problems, add new scope exceptions, and add applicability judgments. Revised Interpretation No. 46 is required to be adopted by most public

companies no later than March 31, 2004. We are reviewing the adoption of Revised Interpretation No. 46 and do not anticipate that it will have a material effect on the Company financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions) and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity's other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity's equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer's shares, be classified as liabilities. SFAS No. 150 amends SFAS No. 128, "Earnings Per Share," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and nullifies (or partially nullifies) various EITF (Emerging Issue Task Force) consensuses. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company financial statements.

(3) Securities Owned-

Securities owned consists of trading securities at market value, as follows:

Municipal bond issues	$12,924
Preferred stock	3,171
Other	1,762
	$17,857

Municipal bond issues consist primarily of revenue bonds issued by state and local governmental authorities related to health care facilities. Included in municipal bond issues at December 31, 2003 are $7,102 from one Wisconsin issuer and $2,081 from one issuer in Minnesota.

(4) Property and Equipment-

Property and equipment consists of the following:

Property and equipment:	
Land and improvements	$ 346
Buildings	4,727
Furniture and equipment	13,716
Leasehold improvements	1,159
Property and equipment, at cost	19,948
Less accumulated depreciation	(14,268)
Property and equipment, net	$ 5,680

Total depreciation expense related to property and equipment was $1,564 in 2003.

(5) Payable to Broker-Dealers-

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The relationship with the clearing brokers results in amounts payable for transaction processing, inventory purchases and losses on securities transactions offset by fees earned, commissions, inventory sales and profits on securities transactions. The amount payable to the clearing broker is $6,397 at December 31, 2003, relates primarily to the financing of inventory and is collateralized by securities with a market value of $16,967 owned by the Company. Interest expense incurred on this financing arrangement in 2003 was $184 The interest rate on this financing arrangement is approximately 1.4% at December 31, 2003.

(6) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 4.0% at December 31, 2003. Total interest expense incurred under this arrangement in 2003 was zero. The Company had no amounts outstanding under this arrangement during 2003.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less. The Company had no amounts outstanding under this Agreement during 2003.

The Company sponsors the North Track family of mutual funds (the "Funds"). Certain Company officers also serve as officers of the Funds. The Company provides administrative, distribution, and investment advisory services for the Funds. Total fees for services earned from the Funds approximated $6,554 in 2003 and are included in investment management and advisory fees in the Statement of Income. Amounts due

from the Funds were $1,271 and are included in receivables in the Statement of Financial Condition.

The Company provided limited equity trading and leased office space to EnvestnetPMC, a subsidiary of The EnvestNet Group, Inc. ("EnvestNet"). Total fees for these services were $110 in 2003. The Parent has a minority interest in EnvestNet.

The Company provides asset management services for the Parent for a fee. Total fees for such services were $366 in 2003. The Company received accounting and management fees from two partnerships sponsored by the Parent and managed by the Company. Total fees received were $33 in 2003.

The Company, in order to attract qualified investment consultants to the retail brokerage operation, has extended credit to certain investment consultant employees and former employees. The credit is in the form of notes signed by the individuals. The balance of notes receivable, net of allowances for uncollectable amounts, is $1,072 as of December 31, 2003. The notes vary in maturity from one to five years, maturing in 2004 to 2008, and are at a market rate of interest ranging from 1.6% to 4.8%.

(7) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $20,000. In accordance with normal banking practice, this line may be withdrawn at the discretion of the lender. The Company is required to maintain $330 as a compensating balance as of December 31, 2003 and there is no legal restriction on the withdrawal of this balance. The interest rate is the 30-day LIBOR plus 275 basis points which was 3.9% at December 31, 2003. Interest expense incurred in 2003 on this facility was not significant. There were no borrowings outstanding by the Company or the Parent at December 31, 2003.

(8) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a guaranteed Company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual Company contribution up to 6% of defined compensation for the year. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,259 in 2003, which were for guaranteed matching contributions and a 3% discretionary annual contribution.

(9) Income Taxes-

The income tax provision for the year ended December 31, 2003 consisted of the following:

Current Federal benefit	$ (563)
Deferred Federal provision	851
Deferred state benefit	(65)
Total	$ 223

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2003 are as follows:

Deferred tax assets:	
Deferred income	$ 412
Deferred compensation	767
State net operating loss carryforwards	227
Accrued expenses	142
Other	63
Total deferred tax assets	1,611
Deferred tax liabilities:	
Goodwill Amortization	(110)
Net deferred tax assets	$1,501

The Company's deferred tax assets generated from state net operating loss carryforwards expire in the years 2013 through 2022.

The following is a reconciliation of the statutory Federal income tax rate to the effective income tax rate:

Statutory Federal income tax rate	34%
State income taxes, net of related Federal tax effect	7
Tax-exempt interest income, net of related nondeductible interest expense	(32)
Nondeductible business expenses	10
Changes in prior year estimated taxes	2
Effective income tax rate	21%

Realization of the deferred tax asset over time is dependent upon the Company generating sufficient taxable earnings in future periods. In determining that the realizability of deferred tax assets is more likely than not, the Company gave consideration to a number of factors including recent earnings history, expected future earnings and expiration dates associated with net operating loss carryforwards.

(10) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had net capital of $10,668 which was $10,418 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. In order to mitigate the risk of holding recently underwritten debt securities, the Company attempts to obtain commitments to sell the debt securities to customers. At December 31, 2003, the Company had no firm commitments to purchase debt securities.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 4.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenue of the Company. Revenue will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $1,156 at December 31, 2003.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases computer equipment under noncancelable agreements. Rental expense for 2003 was $3,500. Minimum lease payments for office space and computer equipment are:

2004	$2,690
2005	2,387
2006	2,350
2007	2,292
2008	1,057
Thereafter	2,504

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. The Company has established reserves for potential losses that may result from these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the results of operations could be materially affected.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2003

Computation of Net Capital Under Rule 15c3-1

Total stockholder's equity		$31,262,733
Deductions to determine net capital:		
Non-allowable assets:		
Partly secured & unsecured non-customer receivables	$ 3,761,453	
Land, buildings & equipment, net	5,680,332	
Prepaid expenses and other assets	4,783,527	
Deferred tax benefit	1,501,000	
Non-marketable securities	693,793	
Total non-allowable assets	$16,420,105	
Haircuts:		
Trading & investment securities:		
U.S. Government securities	8,673	
Municipal securities	797,777	
All other securities	713,345	
Undue concentration	98,137	
Presumed marketability test applied to municipal securities	2,556,848	
Total haircuts	$ 4,174,780	
Total deductions		20,594,885
Net capital		10,667,848
Net capital required		250,000
Excess net capital		$10,417,848

Statement Regarding rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding January 27, 2004, unaudited Form X-17-A-5 Part II filing as of December 31, 2003.

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
B. C. Ziegler and Company:

In planning and performing our audit of the financial statements of B. C. Ziegler and Company (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2004